[redacted]

14041928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
NOV 26 2014
WASH, DC
201

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B. Street, Suite 2204
(No. and Street)

San Diego	CA	92101-4507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Levenson — 619 234-3235 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT
CIVIL CODE § 1189

State of California
County of SAN DIEGO

On NOVEMBER 19, 2014 before me, MARIA CRISELDA L. ARAMBULO, NOTARY PUBLIC
Date *Here Insert Name and Title of the Officer*

personally appeared RICHARD STEVEN LEVENSON
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARIA CRISELDA L. ARAMBULO
Commission # 2027611
Notary Public - California
San Diego County
My Comm. Expires Jun 6, 2017

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature: [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

Western Financial Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2014

Contents

PART I

SCHEDULES

PART II

PART III

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Western Financial Corporation
San Diego, CA 92101

I have audited the accompanying statement of financial statements of Western Financial Corporation (the "Company"), a California corporation, which comprise the statement of financial condition as of September 30, 2014 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
November 10, 2014

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
November 10, 2014

Western Financial Corporation
Statement of Financial Condition
September 30, 2014

Assets

Cash and cash equivalents		$ 29,128
Clearing broker deposit		25,000
Commissions receivable		49,052
Total assets		$ 103,180

Liabilities and Stockholders' Equity

Liabilities		
Salaries and commissions payable		$ 29,456
Accrued expenses		8,005
Deferred tax liability		2,610
Liabilities subordinated to claims of general creditors		34,000
Total liabilities		74,071
Stockholders' Equity		
Common stock no par value, 7,500 shares authorized, 3,500 shares issued and outstanding	$ 0	
Additional paid-in capital	22,538	
Retained earnings	6,571	29,109
Total liabilities and stockholders' equity		$ 103,180

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Income (Loss)
For the Year Ended September 30, 2014

Revenues	
Commissions	$ 636,815
Investment banking fees	150,062
Other income	4,061
Total revenues	790,938
Expenses	
Accounting	9,146
Auto expenses	13,653
Clearing charges	39,997
Compliance services	6,610
Employee compensation and benefits	589,080
Interest expense	2,040
Rent	57,063
Pension	20,250
Publications and computer services	16,342
Regulatory fees	5,857
Telephone	6,003
Travel and entertainment	7,522
Other operating expenses	22,482
Total expenses	796,045
Net income before income tax provision	(5,107)
Income tax provision - current	(800)
Income tax provision - deferred	662
Net income (loss)	$ (5,245)

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2014

	Amount
Balance at September 30, 2013	$ 34,000
Increase	-
Decrease	-
Balance at September 30, 2014	$ 34,000

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, September 30, 2013	$ 15,000	$ 7,538	$ 11,816	$ 34,354
Net income (loss)			(5,245)	(5,245)
Balance, September 30, 2014	$ 15,000	$ 7,538	$ 6,571	$ 29,109

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flows from operating activities:		
Net income (loss)		$ (5,245)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (5,650)	
(Decrease) increase in:		
Salaries and commissions payable	2,432	
Accrued expenses	5,629	
Income taxes payable	800	
Deferred tax liability	(662)	
Total adjustments		2,549
Net cash provided by (used in) operating activities		(2,696)
Cash flows for investing activities:		-
Cash flows from financing activities:		-
Net increase (decrease) in cash		(2,696)
Cash and cash equivalents at beginning of year		56,824
Cash and cash equivalents at end of year		$ 54,128

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest paid	$ 2,040
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Nature of Business

Western Financial Corporation (the "Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. On April 16, 1974, the Company changed the name to Western Financial Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking – Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded at the time the fee is received.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – Income tax returns are prepared on a cash basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000. The clearing broker deposit at September 30, 2014 was $25,000.

Note 5 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 49,052	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 6 – Related Party

The Company leased its office space from an entity that is owned by one of its stockholders under a formal agreement until March 31, 2014. For the year ended September 30, 2014, the Company paid $41,485. Additionally, the Company also received computer and research services from the same affiliated entity until March 31, 2014, which are billed monthly at discretion, based upon underlying costs and services. For the year ended September 30, 2014, the Company incurred $15,000 for these services.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 7 – Subordinated Borrowings

The borrowings under the subordination agreements at September 30, 2014, are listed in the following:

Subordinated notes, 6.5% to December 30, 2012 then reduced to 6.0%,
due December 31, 2015 $ 34,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The two agreements are $20,000 and $14,000 respectively. The interest expense for the year ended September 30, 2014 was $2,040.

Note 8 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company had net capital of $ 63,109 which was $13,109 in excess of its required net capital of $50,000. The Company's net capital ratio was .59 to 1.

Note 10 – Income Taxes

Income tax returns are prepared on a cash basis. The difference results in a deferred tax expense or benefit. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred
Federal	$ (662)	$ 1,585
State	800	1,025
Total income tax expense (benefit)	$ 138	$ 2,610

Note 11 – Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Leases

The Company leases office space on a month-to-month basis at the rate of $3,054.35. For the year ended September 30, 2014, rent expense was $57,063, of which $41,485 was paid to a related party (see Note 6).

Note 13 – Retirement Plan

Western Financial Corporation sponsored a SIMPLE IRA plan, which is an IRA-based plan that gives small employers a simplified method to make contributions toward their employees' retirement and their own retirement. Under a SIMPLE IRA plan, employees may choose to make salary reduction contributions and the employer makes matching or non-elective contributions. All contributions are made directly to an Individual Retirement Account or Individual Retirement Annuity (IRA) set up for each employee (a SIMPLE IRA). SIMPLE IRA plans are maintained on a calendar-year basis. The SIMPLE IRA plan was established to cover all full-time employees who elect to participate in the plan. The Company matches each employee's salary reduction contribution on a dollar-for-dollar basis up to 3% of the employee's compensation. During the year ended September 30, 2014 there were employer contributions made for eligible participants of the SIMPLE IRA plan in the amount of $20,250.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end September 30, 2014 through November 10, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Western Financial Corporation
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2014

Computation of net capital

Stockholders' equity		$ 29,109
Add: Subordinated liabilities		34,000
Total equity & allowable subordinated liability		63,109
Less: Non allowable assets		-
Net capital		63,109

Computation of net capital requirements

Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 4,938	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 13,109
Ratio of aggregate indebtedness to net capital	0.59	to 1
Total liabilities net of deferred and subordinated loans	$ 40,071	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 65,955
Decrease in accrued liabilities	(2,843)
Rounding	(3)
Net capital shown here	$ 63,109

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2014

A computation of reserve requirement is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Western Financial Corporation
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of September 30, 2014

Information relating to possession or control requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-018021 FINRA SEP 5/23/1974
WESTERN FINANCIAL CORPORATION
600 B STREET STE 2204
SAN DIEGO, CA 92101-4508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard S. Levenson
619-544-0260

2. A. General Assessment (item 2e from page 2) $ 1697

B. Less payment made with SIPC-6 filed (exclude interest) (926)

4-28-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 771

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 771

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 771

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Western Financial Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of October, 2014.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1, 2013
and ending 9-30, 2014

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)		$ 790,938
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		790,938
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		34,564
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		39,996
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		37,714
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 19	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		19
Total deductions		112,293
2d. SIPC Net Operating Revenues		$ 678,645
2e. General Assessment @ .0025		$ 1,697

(to page 1, line 2.A.)

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Western Financial Corporation
San Diego, CA 92101

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Western Financial Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
November 10, 2014

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Western Financial Corporation
San Diego, CA 92101

I have audited the accompanying statement of financial statements of Western Financial Corporation (the "Company"), a California corporation, which comprise the statement of financial condition as of September 30, 2014 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

WESTERN FINANCIAL
CORPORATION
600 B STREET • SUITE 2204 • SAN DIEGO, CA 92101
(619) 544-0260 (800) 488-5990

November 6, 2014

Ms. Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027-1442

Re: SEA Rule 17a-5(d)(4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule above, the following information is provided:

Under its membership agreement with FINRA, and in accordance with Rule 15c3-3 (k)(2)(ii), Western Financial Corporation ("Western") clears all customer transactions on a fully-disclosed basis with its clearing firm, Wedbush Securities, Inc. ("Wedbush") and it promptly transmits all customer funds and securities to Wedbush.

Western met the exemption under Section 240. 15c3-3(k)(2)(ii) for the period June 1, 2014 through September 30, 2014.

There were no exceptions.

Sincerely,

Richard S. Levenson
President and CEO

RSL:jj